Raymond James Financial, Inc. Electronic EDGAR Proof

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Documents

8-K	**k8102109.htm**
	8-K
EX-99.1	**ex99_1.htm**
	9/30/09 Earnings Release
GRAPHIC	**logo.jpg**
	logo
8-K	**submissionpdf.pdf**
	pdf

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
                <popup sid="SubSro_sroId_"><value>NYSE</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0000720005</value></field>
                <field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

                <field sid="SubTable_periodOfReport_"><value>10/21/09</value></field>
                <combobox sid="SubItem_itemId_"><value>2.02</value></combobox>
                <combobox sid="SubItem_itemId_1"><value>7.01</value></combobox>
                <combobox sid="SubItem_itemId_2"><value>9.01</value></combobox>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>k8102109.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
                <field sid="SubDocument_description_"><value>8-K</value></field>
                <data sid="data1"><filename>k8102109.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_1"><value>ex99_1.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_1"><value>EX-99.1</value></combobox>
                <field sid="SubDocument_description_1"><value>9/30/09 Earnings Release</value></field>
                <data sid="data2"><filename>ex99_1.htm</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_2"><value>logo.jpg</value></field>
                <combobox sid="SubDocument_conformedDocumentType_2"><value>GRAPHIC</value></combobox>
                <field sid="SubDocument_description_2"><value>logo</value></field>
                <data sid="data3"><filename>logo.jpg</filename><mimedata /></data>
                <field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
                <combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
                <field sid="SubDocument_description_3"><value>pdf</value></field>
                <data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>lisa.williford@raymondjames.com</value></fi
                <field sid="SubInternet_internetAddress_1"><value>doug.krueger@raymondjames.com</value></fie
                <field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

October 21, 2009
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On October 21, 2009, Raymond James Financial, Inc. issued a press release disclosing its results for the fourth quarter and fiscal year ended September 30, 2009. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 7.01 Regulation FD Disclosure

On October 21, 2009, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of forward-looking statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated October 21, 2009 issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: October 22, 2009

By: /s/ Jeffrey P. Julien
Jeffrey P. Julien
Senior Vice President - Finance
and Chief Financial Officer

Exhibit 99.1

RAYMOND JAMES®

October 21, 2009   FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL, INC.
ANNOUNCES FOURTH QUARTER RESULTS

     ST. PETERSBURG, Fla. – Raymond James Financial, Inc. today reported a 13 percent decrease from the prior year's quarterly net income to $42,969,000, or $0.36 per diluted share, for the fourth quarter ended September 30, 2009. In comparison, the firm earned $49,108,000, or $0.41 per diluted share, for the fourth quarter of fiscal 2008. Net revenues decreased 4 percent to $667,158,000, while total revenues decreased 11 percent to $678,023,000. Comparisons with the immediately preceding quarter were more favorable as net income was up 1 percent on a 7 percent increase in net revenues.

     "In light of the extraordinary economic conditions in the last year, I'm pleased by the results in the fourth quarter and for the entire 2009 fiscal year. There are glimmerings of more stability in the financial markets, as well as a growing confidence among investors that the general economy is improving, albeit at a slow rate given the intractability of unemployment and the weakness in a few key sectors," stated Chairman and CEO Thomas A. James.

     "The most obvious manifestations are the rapid improvement in stock prices over the last two quarters and growing liquidity in the fixed income markets. The latter enabled us to complete a $300 million unsecured, 10-year senior note issue in August to provide additional liquidity in the event that the market or the economy suffers another setback, or to use the proceeds to capitalize on opportunities that dislocations like this one provide.

     "Although the comparison to last year's fourth quarter exhibits a 13 percent decline in net income, unlike many of our peers, we recorded our second best year in history in 2008, when investors hadn't yet fully comprehended the degree of damage done to the financial markets and the economy. Furthermore, Raymond James Bank's 2008 profits were higher as the majority of problems in the commercial real estate market hadn't surfaced. Finally, this quarter benefited from an unusually low tax rate of 31 percent, reflecting the reversal of COLI benefit plan market losses earlier in the year, which were non-deductible, as plan investment values have recovered. As a result, the tax rate for the year is now more consistent with prior years.

     "The trend in recent results is more encouraging and indicates that revenues are improving. Client assets under administration have grown 13 percent over last quarter and over last year. Securities commissions and fees are up 9 percent overall and 15 percent in the Private Client Group over the preceding quarter. Investment Banking activity has increased dramatically in the past two quarters. Fixed Income generated excellent results for the quarter, as well as record revenues and profits for the year.

     "Raymond James Bank generated pre-tax profits of $10.4 million in the quarter, even though it continued to add to loan loss reserves. We expect banking industry results to improve over the coming year, assuming the economy maintains its current rate of recovery," James continued.

     "At year-end, the Raymond James Bank balance sheet was temporarily expanded by approximately $3.2 billion, which was funded by short-term borrowing from the Federal Home Loan Bank and temporary client deposits to enable Raymond James Bank to meet the thrift qualification test, as also occurred last year-end. This was necessary because our application to change our savings and loan charter to a national bank charter is still in process.

     "During the quarter we moved investor cash deposits from the Eagle Money Market Fund and our Client Interest Program brokerage account to a bank waterfall (multiple-bank depository) program to obtain higher interest returns as well as to provide increased FDIC insurance on deposits.

     "After the end of the quarter, Nuveen – whose issues comprise more than 60 percent of our clients' remaining auction rate securities – completed its first auction rate securities refinancings in a new format utilizing five-year notes, which was well received. Nuveen anticipates that it will continue to issue this type of security to refinance its remaining funds serially.

     "Although there is certainly a risk of a market correction as a result of the recent dramatic rally, the underlying improvement in fundamentals suggests a better environment for fiscal 2010. We will utilize the lessons learned in the last 18 months to modify our practices and continue to recruit productive personnel from our competitors who suffered more traumatic results during this period. The real message is that we are well-positioned to capitalize on the expected economic recovery."

     The company will conduct its quarterly conference call Thursday, October 22, at 8:15 a.m. ET. For a listen-only connection, visit **raymondjames.com/analystcall** for a live audio webcast. The subjects to be covered may include forward-looking information. Questions may be posed to management by participants on the analyst call-in line, and in response the company may disclose additional material information.

     Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three wholly owned broker/dealers (Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd.) and Raymond James Investment Services Limited, a majority-owned independent contractor subsidiary in the United Kingdom, have a total of more than 5,300 financial advisors serving approximately 1.9 million accounts in more than 2,300 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $223 billion, of which $29 billion are managed by the firm's asset management subsidiaries.

     To the extent that Raymond James makes or publishes forward-looking statements (regarding economic conditions, management expectations, strategic objectives, business prospects, anticipated expense savings, loan reserves/losses, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2008 annual report on Form 10-K and quarterly reports for the quarters ended December 31, 2008, March 31, 2009 and June 30, 2009 on Form 10-Q, which are available on raymondjames.com and sec.gov.

Raymond James Financial, Inc.
Unaudited Report
For the periods ended September 30, 2009
(all data in thousands, except per share earnings)

	Fourth Quarter			Fiscal Year		
	2009	2008	% Change	2009	2008	% Change
Total revenues	$678,023	$759,859	(11%)	$2,602,519	$3,204,932	(19%)
Net revenues	667,158	693,165	(4%)	2,545,566	2,812,703	(9%)
Net income	42,969	49,108	(13%)	152,750	235,078	(35%)
Net income per share - diluted	0.36	0.41	(12%)	1.29	1.97	(35%)
Weighted average common and common equivalent shares outstanding - diluted	120,591	119,009		118,749	119,059	

Balance Sheet Data

	September 2009	September 2008
Total assets	$ 18.2 bil.[1]	$ 20.7 bil.[2]
Shareholders' equity	$2,032 mil.	$1,884 mil.
Book value per share	$17.10	$16.18

[1] Total assets include $3.2 billion invested in qualifying assets comprised of $2.0 billion in reverse repurchase agreements (collateralized by GNMA and U.S. Treasury securities) and $1.2 billion in U.S. Treasury securities, offset by $900 million in overnight borrowing and $2.3 billion in customer deposits expected to be redirected to third party banks participating in the Raymond James Bank Deposit Program, to meet point-in-time regulatory balance sheet composition requirements related to RJ Bank's qualifying as a thrift institution.

[2] Total assets include $1.9 billion in cash, offset by an equal amount in overnight borrowing to meet point-in-time regulatory balance sheet composition requirements related to RJ Bank's qualifying as a thrift institution.

Management Data

	Quarter Ended			Year Ended	
	September 2009	September 2008	June 2009	September 2009	September 2008
Total financial advisors:					
United States	4,781	4,481	4,749	4,781	4,481
Canada	478	408	469	478	408
United Kingdom	116	89	115	116	89
# Lead managed/co-managed:					
Corporate public offerings in U.S.	25	15	32	70	60
Corporate public offerings in Canada	6	2	6	16	22
Financial Assets Under Management:					
Managed Accounts	$ 25.9 bil.	$ 27.4 bil.	$ 22.6 bil.	$ 25.9 bil.	$ 27.4 bil.
Money Market Funds	3.0 bil.[3]	6.1 bil.	6.0 bil.	3.0 bil.[3]	6.1 bil.
Total Financial assets under management	$ 28.9 bil.	$ 33.5 bil.	$ 28.6 bil.	$ 28.9 bil.	$ 33.5 bil.
Client Assets under administration	$ 223 bil.	$ 197 bil.	$ 196 bil.	$ 223 bil.	$ 197 bil.
Client Margin Balances	$ 1,239 mil.	$1,571 mil.	$1,187 mil.	$1,239 mil.	$1,571 mil.

	Quarter Ended		Year Ended	
	Sept 30, 2009	Sept 30, 2008	Sept 30, 2009	Sept 30, 2008
Revenues:				
Private Client Group	$ 421,157	$ 474,640	$1,557,462	$1,999,775
Capital Markets	142,011	120,012	533,254	506,158
Asset Management	44,489	58,907	177,359	243,609
RJ Bank	70,044	101,359	343,366	405,304
Emerging Markets	4,263	8,337	14,891	41,607
Stock Loan/Borrow	2,011	7,828	10,269	36,843
Proprietary Capital	2,962	4,309	12,742	22,869
Other	2,566	1,924	7,153	21,302
Intersegment Eliminations	(11,480)	(17,457)	(53,977)	(72,535)
Total Revenues	$ 678,023	$ 759,859	$2,602,519	$3,204,932
Pre –Tax Income:				
Private Client Group	$ 22,286	$ 33,919	$ 84,873	$ 178,146
Capital Markets	22,986	7,246	73,481	43,627
Asset Management	9,742	13,949	30,411	61,501
RJ Bank	10,395	33,660	80,011	112,282
Emerging Markets	(821)	(1,706)	(4,886)	(3,426)
Stock Loan/Borrow	696	2,207	3,651	7,034
Proprietary Capital	2,389	2,783	1,035	7,361
Other	(5,790)	(8,897)	(19,802)	(19,671)
Pre-Tax Income	$ 61,883	$ 83,161	$ 248,774	$ 386,854

-more-

---

3 Approximately $3 billion of these balances moved out of the money market funds. The majority of which transferred into the multi-bank depository program.

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Quarter-to-Date

(in thousands, except per share amounts)

	Three Months Ended				
	Sept 30, 2009	**Sept 30, 2008**	**% Change**	**June 30, 2009**	**% Change**
Revenues:					
Securities commissions and fees	$ 440,430	$ 451,418	(2%)	$ 405,925	9%
Investment banking	35,804	36,739	(3%)	20,586	74%
Investment advisory fees	36,844	51,062	(28%)	27,558	34%
Interest	93,862	162,864	(42%)	98,037	(4%)
Net trading profits	12,791	(6,947)	284%	13,272	(4%)
Financial service fees	31,631	33,057	(4%)	30,909	2%
Other	26,661	31,666	(16%)	35,965	(26%)
Total Revenues	678,023	759,859	(11%)	632,252	7%
Interest Expense	10,865	66,694	(84%)	7,453	46%
Net Revenues	667,158	693,165	(4%)	624,799	7%
Non-Interest Expenses:					
Compensation, commissions and benefits	455,149	471,977	(4%)	406,809	12%
Communications and information processing	29,777	30,438	(2%)	26,690	12%
Occupancy and equipment costs	26,506	26,013	2%	26,299	1%
Clearance and floor brokerage	8,829	7,698	15%	8,377	5%
Business development	16,434	25,620	(36%)	18,652	(12%)
Investment advisory fees	8,082	12,274	(34%)	7,114	14%
Bank Loan Loss Provision	39,702	18,450	115%	29,790	33%
Other	25,851	18,736	38%	24,378	6%
Total Non-Interest Expenses	610,330	611,206	-	548,109	11%
Minority Interest	(5,055)	(1,202)	(321%)	4,381	(215%)
Income before provision for income taxes	61,883	83,161	(26%)	72,309	(14%)
Provision for income taxes	18,914	34,053	(44%)	29,714	(36%)
Net Income	**$ 42,969**	**$ 49,108**	(13%)	**$ 42,595**	1%
Net Income per share-basic	**$ 0.36**	**$ 0.42**	(14%)	**$ 0.36**	-
Net Income per share-diluted	**$ 0.36**	**$ 0.41**	(12%)	**$ 0.36**	-
Weighted average common shares outstanding-basic	**118,396**	**115,973**		**118,177**	
Weighted average common and common equivalent shares outstanding-diluted	**120,591**	**119,009**		**119,460**	

-more-

RAYMOND JAMES FINANCIAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
Year-to-Date

(in thousands, except per share amounts)

	Twelve Months Ended		
	Sept 30, 2009	**Sept 30, 2008**	**% Change**
Revenues:			
Securities commissions and fees	$1,634,285	$ 1,888,745	(13%)
Investment banking	95,124	124,062	(23%)
Investment advisory fees	147,798	212,478	(30%)
Interest	443,584	724,063	(39%)
Net trading profits	48,004	(1,691)	2,939%
Financial service fees	126,480	130,569	(3%)
Other	107,244	126,706	(15%)
Total Revenues	2,602,519	3,204,932	(19%)
Interest Expense	56,953	392,229	(85%)
Net Revenues	2,545,566	2,812,703	(9%)
Non-Interest Expenses:			
Compensation, commissions and benefits	1,673,114	1,906,366	(12%)
Communications and information processing	121,646	123,578	(2%)
Occupancy and equipment costs	104,185	97,613	7%
Clearance and floor brokerage	33,258	31,346	6%
Business development	78,627	95,750	(18%)
Investment advisory fees	32,140	50,764	(37%)
Bank Loan Loss Provision	169,341	54,749	209%
Other	96,854	69,989	38%
Total Non-Interest Expenses	2,309,165	2,430,155	(5%)
Minority Interest	(12,373)	(4,306)	(187%)
Income before provision for income taxes	248,774	386,854	(36%)
Provision for income taxes	96,024	151,776	(37%)
Net Income	**$ 152,750**	**$ 235,078**	(35%)
Net Income per share-basic	**$ 1.30**	**$ 2.02**	(36%)
Net Income per share-diluted	**$ 1.29**	**$ 1.97**	(35%)
Weighted average common shares outstanding-basic	**117,444**	**116,383**	
Weighted average common and common equivalent shares outstanding-diluted	**118,749**	**119,059**	

RAYMOND JAMES BANK

Raymond James Bank, FSB (RJ Bank) is a federally chartered savings bank, regulated by the Office of Thrift Supervision (OTS), which provides residential, consumer and commercial loans, as well as FDIC-insured deposit accounts, to clients of Raymond James Financial, Inc. (RJF) broker-dealer subsidiaries and to the general public. RJ Bank also purchases residential whole loan packages to hold for investment and is active in bank participations and corporate loan syndications. RJ Bank operates from a single branch location adjacent to the Raymond James headquarters complex in St. Petersburg, Florida. RJ Bank's deposits consist predominately of cash balances swept from the client investment accounts carried by Raymond James & Associates, Inc. (RJ&A) in the Raymond James Bank Deposit Program (RJBDP).

Corporate & Commercial Real Estate Loan Portfolio
RJ Bank's corporate and commercial real estate loan portfolio is comprised of project finance real estate loans and commercial lines of credit and term loans. Approximately 90 percent of the corporate loan portfolio is participations in Shared National Credits (SNC) or other large syndicated loans led by approximately 30 different financial institutions. The SNCs are loan syndications totaling over $20 million that are shared among three or more regulated institutions. RJ Bank is sometimes involved in the syndication of the loan at inception and some of these loans have been purchased in secondary trading markets. The remainder of the corporate loan portfolio is comprised of smaller participations and direct loans. Regardless of the source, all loans are independently underwritten to RJ Bank credit policies, are subject to loan committee approval, and credit quality is continually monitored by corporate lending staff. The corporate lending staff has direct access and a regular dialogue with the borrowers' management teams. Approximately one-third of the corporate borrowers also have a capital markets relationship with RJ&A. More than half of RJ Bank's corporate borrowers are public companies and nearly two-thirds have annual EBITDA greater than $50 million. RJ Bank's corporate loans are generally secured by all assets of the borrower and in some instances are secured by mortgages on specific real estate. In a limited number of transactions, loans in the portfolio are extended on an unsecured basis. There are no subordinated loans or mezzanine financings in the corporate loan portfolio. RJ Bank has experienced credit quality deterioration in its commercial real estate loan portfolio in light of current economic conditions, leading to higher loan loss provision expense, as well as increasing levels of nonperforming loans and charge-offs. Credits in the commercial real estate sector, residential acquisition & development sector, and those credits tied to consumer spending have been particularly impacted.

Residential Loan Portfolio
RJ Bank's residential loan portfolio consists primarily of first mortgage loans originated by RJ Bank via referrals from RJF Private Client Group financial advisors, and first mortgage loans purchased by RJ Bank originated by select large financial institutions. These purchased mortgage loans represent over 90 percent of RJ Bank's residential portfolio. All of RJ Bank's residential loans adhere to strict RJ Bank underwriting parameters pertaining to credit score and credit history, debt-to-income ratio of the borrower, loan-to-value (LTV), and combined LTV (including second mortgage/ home equity loans). On average, three-fourths of the purchased residential loans are re-underwritten with new credit information and valuations, if warranted, by RJ Bank staff prior to purchase, with the remainder coming from long-standing sources and meeting extremely high credit criteria. Approximately 93 percent of the residential loans are fully documented loans to owner-occupant borrowers. Approximately 71 percent of RJ Bank's residential loan portfolio are adjustable rate mortgage (ARM) loans with interest-only payments based on a fixed rate for an initial period of the loan, typically 3-5 years, then become fully amortizing, subject to annual and lifetime interest rate caps. RJ Bank does not originate or purchase option ARM loans with negative amortization, payment options, reverse mortgages, or other types of exotic loan products. Loans with deeply discounted teaser rates are not originated or purchased. Adjustable mortgage rate resets in the next six months are expected to be at rates similar to or lower than the current loan rates. RJ Bank has a long history with these types of loans. Originated 15 or 30-year fixed rate mortgages are typically sold to correspondents and only retained on an exception basis. All of RJ Bank's first mortgage loans are serviced by the seller or by third party professional firms.

Asset Quality
During the quarter, the Allowance for Loan Losses (ALL) increased as a percentage of total loans from 1.90% to 2.23% due to an overall decline in loan balances and due to downgrades resulting from credit deterioration based upon management review, and to a lesser extent, the annual SNC review. Approximately 200 RJ Bank corporate loans were reviewed as part of the SNC annual review. Net loan charge-offs for the quarter were $26.4 million, compared to the prior quarter's $34.1 million. Charge-offs in the corporate loan portfolio totaled $16.1 million, and all but $174 thousand were limited to residential acquisition & development loans. The balance of the charge-offs were taken on delinquent residential loans. Loan loss provision expense for the quarter was $39.7 million, compared to the previous quarter's provision expense of $29.8 million. Nonperforming loans increased by $8.0 million during the quarter, compared to the prior quarter's increase of $7.8 million. This increase in nonperforming loans was the result of a $12.1 million increase in nonperforming residential loans that was partially offset by a decrease in corporate nonperforming loans, as charge-offs and repayments exceeded new nonperforming loan growth in the corporate loan portfolio. The asset balance in Other Real Estate Owned decreased by $609 thousand during the quarter, driven by $1.7 million in write-downs on two corporate properties, partially offset by a net increase in residential properties. RJ Bank's largest OREO property was sold subsequent to quarter-end, resulting in a $3.8 million reduction in OREO balances in October 2009.

Investments
RJ Bank's investment portfolio consists of mortgage securities, Federal Home Loan Bank (FHLB) stock and a small Community Reinvestment Act investment. About 45 percent of the portfolio is invested in relatively short average-life floating rate government agency securities. Most of the remaining mortgage-backed securities portfolio is comprised of non-agency collateralized mortgage obligations (CMO). These CMO securities were purchased based on the underlying loan characteristics such as loan-to-value ratio, credit scores, property type, location and then current level of credit enhancement. Current characteristics of each security owned such as delinquency and foreclosure levels, credit enhancement, projected losses and coverage are reviewed monthly by management.

All mortgage securities are classified as Available for Sale and the fair value reported includes an aggregate pretax unrealized loss of $97.8 million. These securities have experienced losses in fair value due to ongoing economic uncertainty and continued illiquidity in the markets and a significant widening of interest rate spreads. Certain securities were considered to be other-than-temporarily impaired (OTTI) as of September 30, 2009. Even though there is no intent to sell these securities and it is highly unlikely the securities will be required to be sold, RJ Bank does not expect to recover the entire amortized cost basis of these securities, and therefore, recorded $4.7 million of OTTI loss in other revenue during the quarter. This is based on RJ Bank's evaluation of the performance and underlying characteristics of the securities including the level of current and estimated credit losses relative to the level of credit enhancement which are subject to change depending on a number of factors such as economic conditions, changes in home prices, delinquency and foreclosure statistics, among others.

Regulatory Capital
At September 30, 2009, RJ Bank's estimated total regulatory capital is $911 million and the related estimated ratios are as follows: Total Capital (to Risk-Weighted Assets) of 12.6%, Tier I Capital (to Risk-Weighted Assets) of 11.4%, and Tier I Capital (to Adjusted Assets) of 7.3%. The Tier I Capital (to Adjusted Assets) ratio calculated to exclude the assets in which RJ Bank invested to meet point-in-time regulatory balance sheet composition requirements would be 10.3% (see footnote 2 to the table below).

$ in 000s UNAUDITED	Three Months Ending 9/30/2009	Three Months Ending 6/30/2009	Three Months Ending 3/31/2009	Three Months Ending 12/31/2008	Three Months Ending 9/30/2008
Net Revenues[1]	$66,354	$77,164	$79,677	$93,455	$66,313
Net Interest Income	$68,335	$75,608	$83,987	$94,463	$68,477
Pre-tax Income (Loss)	$10,395	$27,406	$(12,416)	$54,626	$33,660
Loan Loss Provision Expense	$39,702	$29,790	$74,979	$24,870	$18,450
Net Charge-offs	$26,458	$34,106	$39,776	$6,885	$7,876
Net Interest Margin (% Earning Assets)	3.22%	3.48%	3.67%	3.92%	3.13%
Net Interest Spread (IEA Yield - COF)	3.20%	3.46%	3.66%	3.89%	3.03%

	As of 9/30/2009[10]	As of 6/30/2009	As of 3/31/2009	As of 12/31/2008	As of 9/30/2008[10]
Total Assets	$11,137,440	$8,311,838	$9,103,725	$9,450,337	$11,356,939
Adjusted Total Assets[2]	$7,937,440				$9,396,939
Total Loans, Net	$6,593,973	$7,075,572	$7,549,950	$7,676,791	$7,095,227
Total Deposits	$9,423,387[2]	$7,637,558	$8,369,092	$8,792,982	$8,774,457
Raymond James Bank Deposit Program Deposits (RJBDP)[3]	$9,109,983	$7,364,126	$8,081,425	$8,513,887	$8,481,964
Available for Sale Securities, at Fair Value	$509,065	$537,143	$538,438[12]	$467,838	$577,926
Net Unrealized Loss on Available For Sale Securities, Before Tax	$(97,753)	$(119,545)	$(146,858)[12]	$(173,539)	$(88,941)
Tangible Common Equity/ Total Assets[11]	9.55%[9]	8.28%	6.79%	6.34%	6.10%[9]
Commercial Real Estate Loans[4][5]	$1,244,112	$1,303,518	$1,407,342	$1,402,496	$1,188,677
Corporate Loans[5]	$3,115,485	$3,317,291	$3,529,504	$3,568,831	$3,412,743
Residential/Consumer Loans[5]	$2,421,638	$2,631,918	$2,796,965	$2,856,204	$2,623,345
Allowance for Loan Losses	$150,272	$137,028	$141,343	$106,140	$88,155
Allowance for Loan Losses (as % Loans)	2.23%	1.90%	1.84%	1.36%	1.23%
Nonperforming Loans[6]	$158,382	$150,396	$142,638	$63,923	$58,164
Other Real Estate Owned	$8,691	$9,300	$12,010	$12,827	$4,144
Total Nonperforming Assets[7]	$167,073	$159,696	$154,648	$76,750	$62,308
Nonperforming Assets (as % of Adjusted Total Assets)	2.10%[9]	1.92%	1.70%	0.81%	0.66%[9]
1-4 Family Residential Loans over 30 days past due (as % Residential Loans)	3.71%	2.75%	2.21%	1.30%	1.02%
Residential First Mortgage Loan Weighted Average LTV / FICO[8]	64%/751	63%/751	63%/752	63%/ 751	64% / 750
1-4 Family Mortgage Geographic Concentration (top 5 states, dollars outstanding as a percent of Adjusted Total Assets)	6.1% CA[9] 4.3% NY[9] 3.5% FL[9] 1.9% NJ[9] 1.4% VA[9]	6.4% CA 4.5% NY 3.4% FL 2.0% NJ 1.4% VA	6.0% CA 4.2% NY 3.1% FL 1.9% NJ 1.3% VA	5.9% CA 4.1% NY 3.0% FL 2.0% NJ 1.3% VA	5.2% CA[9] 3.3% NY[9] 3.0% FL[9] 2.1% NJ[9] 1.3% VA[9]
Number of Corporate Borrowers	251	255	257	253	253

Outstanding Balances of Corporate and Commercial Real Estate Loans by Industry Category at 09/30/09 (in millions)

Corporate Loan Portfolio			Commercial Real Estate Loan Portfolio		
Healthcare	$	292.9	Retail	$	275.7
Telecommunications		264.2	Office		247.4
Media		257.9	Hospitality		247.2
Industrial Manufacturing		244.1	Multi-family		143.1
Gaming		193.6	Commercial Acquisition and		
Consumer Products/Services		193.5	Development		75.3
Finance/Insurance		191.6	Industrial		66.7
Natural Gas Pipeline		181.6	Special Purpose		60.5
Hospitals		153.2	Mixed Use		50.3
Automotive/Transportation		142.3	Healthcare /Senior Living Facilities		40.9
Restaurants		139.3	Residential Acquisition and		
Business Systems		137.9	Development		37.0
Chemicals		124.7	Total Commercial Real Estate		
Technology		120.9	Loan Portfolio	$	1,244.1*
Food and Beverage		98.7			
Mining and Minerals		80.1			
Energy		72.7			
Sports		59.1	* Of this total, $560.3 million represents loans to Real Estate		
Government Guaranteed SBA/USDA		55.8	Investment Trusts and $164.0 million represents construction		
Private Banking		49.9	loans.		
Defense/Government Contractors		41.6			
Environmental Services		15.1			
Agriculture		4.8			
Total Corporate Loan Portfolio	$	3,115.5			

(1) Net revenue equals gross revenue, which includes interest income and non-interest income (including securities losses), less interest expense.

(2) At 9/30/09, total assets were adjusted to exclude the $2.3 billion in additional RJBDP deposits, which are expected to be redirected to third party banks participating in the RJBDP in the near future, and the $900 million FHLB advance repaid on 10/1/09. At 9/30/08, total assets were adjusted to exclude the $1.9 billion FHLB advance repaid on 10/1/08, and the $60 million return of capital to RJF on 10/2/08. See information in footnote 10 below for additional information.

(3) Beginning in October 2008, the RJBDP cash sweep option was temporarily discontinued to all new client accounts. However, in September 2009, RJ&A revised this cash sweep option to a "bank waterfall" program where client deposit accounts are deposited through a third party servicer into interest-bearing deposit accounts at up to 12 banks with RJ Bank being the lead bank.

(4) Commercial Real Estate Loans are secured by non-owner occupied commercial real estate properties or their repayment is dependent upon the operation/sale of commercial properties.

(5) Outstanding loan balances are shown gross of unearned income and deferred expenses. Note that prior period balances were changed to reflect current period presentation.

(6) Nonperforming Loans includes 90+ days Past Due plus Nonaccrual Loans.

(7) Includes Nonperforming Loans and Other Real Estate Owned.

(8) At origination. A small group of local loans representing less than 0.5% of residential portfolio excluded.

(9) Nonperforming Assets as well as Tangible Common Equity and Concentration ratios are presented as percent of Adjusted Total Assets (see note 2 above).

(10) At 9/30/09, RJ Bank had an additional $2.3 billion of deposits received through the RJBDP, which were utilized at 9/30/09 along with additional short-term FHLB advances of $900 million to meet point-in-time regulatory balance sheet composition requirements related to its qualifying as a thrift institution. The latter action was discussed well in advance with the OTS. These deposits and short-term borrowings were invested in qualifying assets comprised of $2.0 billion in reverse repurchase agreements (collateralized by GNMA and U.S. Treasury securities) and $1.2 billion in U.S. Treasury securities and the necessary qualification was met. RJ Bank repaid the borrowings on 10/01/09 and expects the RJBDP deposits to be redirected to third party banks participating in the RJBDP in the near future. At 9/30/08, a similar action was taken using $1.9 billion in overnight borrowing to meet point-in-time regulatory balance sheet composition requirements. These borrowed funds were invested in qualifying assets and the necessary qualification was met. Prior to the 9/30/08 advance, RJF infused $120 million additional capital into RJ Bank. After the advance was repaid on October 1, 2008, RJ Bank made a return of capital distribution of $60 million back to RJF on October 2, 2008. The September 30, 2009 and 2008 results are presented on the previous page, along with adjusted assets excluding the additional RJBDP deposits, borrowing and capital returned to RJF, respectively.

(11) Ratio presented in the 09/30/08, 12/31/08, and 03/31/09 press releases was calculated as Tangible Common Equity to Risk-Weighted Assets.

(12) The Company elected to early adopt FASB Accounting Standards Codification (ASC) Topic 320-10-65-1, "Transition Related to FSP FAS 115-2 and 124-2, Recognition and Presentation of Other-Than-Temporary Impairment" as well as FASB ASC Topic 820-10-65-4, "Transition Related to FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," and as a result, changed the valuation methodology used for certain available for sale securities. This change resulted in an increase in the fair value of those available for sale securities of approximately $18.6 million or 5% of the par value of the securities subject to the methodology change.

For more information, contact Anthea Penrose at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.